Exhibit 99(d)
                          PRESS RELEASE



FOR IMMEDIATE RELEASE
FRIDAY
MARCH 20, 1998

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501)  688-8229


                    TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - Friday, March 20, 1998 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on April 21, 1998 to shareholders of record as of April 6, 1998.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works(registered) brands.

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